Exhibit 99.2
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

The following report, dated March 28, 2006, should be read in conjunction with the Consolidated Financial Statements for December 31, 2005 and related notes thereto which appear elsewhere in this report. All figures in the following sections are in US dollars, unless stated otherwise.

Overview

IAMGOLD (“IMG” or the “Company”) is a growth-oriented precious metals mining and exploration company. The Company holds interests in four operating gold mines in West Africa, certain diamond and gold royalties and conducts exploration activities in South America and West Africa.

Net earnings for 2005 were $20.5 million or $0.14 per share compared to $11.6 million or $0.08 per share for 2004 and $20.0 million or $0.14 per share for 2003. Earnings in 2005 benefited from stronger gold prices but were offset by higher operating costs. Earnings in 2004 were depressed as a result of $11.2 million ($8.2 million, net of tax) of corporate transaction costs relating to potential business combinations with Wheaton River Minerals and Gold Fields International and the defence of an unsolicited take-over bid by Golden Star Resources. Operating cash flow for 2005 was $34.0 million compared to $13.7 million in 2004 and $30.6 million in 2003. The increase is a result of higher earnings and a reduction in non-cash working capital of $11.0 million at Sadiola and Yatela in 2005. In addition, operating cash flow in 2005 includes increased dividend distributions from Tarkwa and Damang of $10.0 million (2004 - $8.7 million; 2003 - $4.0 million). Operating cash flow excludes loan repayments received of $5.2 million in 2005 from Tarkwa and $6.7 million in 2003 from Damang, which are classified as investing cash flow.

Business Combination

On March 3, 2006, the shareholders of Gallery Gold Limited (“GGL”) approved a scheme of arrangement whereby the Company will acquire all of the issued and outstanding shares of GGL in exchange for the issuance of 26,212,850 common shares. All common share options will be settled in cash by the Company. As a result of this transaction the combined company will be held 85% by the Company’s existing shareholders and 15% by GGL’s existing shareholders. The acquisition transaction closed on March 22, 2006. The purchase price has been determined to be approximately $200 million before acquisition costs.

Summarized Financial Results
(in US$000's except where noted)
	2005	2004	2003
Cash, short-term deposits and gold bullion	$110,197	$85,436	$113,958
Net current working capital	114,527	102,562	118,539
Total assets	468,985	448,002	452,227
Non-recourse loans payable	6,924	10,437	11,342

Gold sales	119,393	112,663	96,607
Royalty revenues	10,381	9,209	4,504
Earnings from working interests	15,467	13,149	9,650

Net earnings	20,494	11,609	20,017
Basic and diluted net earnings per share	0.14	0.08	0.14

Cash dividends declared per share (Cdn$)	0.07	0.06	0.06
(US$)	0.06	0.05	0.05

Operating cash flow	34,043	13,683	30,638
Operating cash flow per share (basic & diluted)	0.23	0.09	0.21

Gold produced (000 oz - IMG share)	447	432	421
Weighted average GI cash cost (US$/oz - IMG share) *	276	248	225
Average gold spot price (US$/oz)**	445	410	363
*	Weighted average Gold Institute cash cost is a non-GAAP measure. Please refer to the Supplemental Information to the Management’s Discussion and Analysis for reconciliation to GAAP.

**	Average gold price as per the London PM fix.

Quarterly Financial Review
(in US$000’s except where noted)

Net earnings for the fourth quarter of 2005 were $6.2 million or $0.04 per share compared to $2.9 million or $0.02 per share for the fourth quarter of 2004 and $7.0 million or $0.05 per share for the fourth quarter of 2003.

2005	Q1	Q2	Q3	Q4	Total
Revenue	$29,493	$29,539	$31,316	$39,426	$129,774
Net earnings	7,743	2,375	4,198	6,178	20,494
Basic and diluted earnings per share	0.05	0.02	0.03	0.04	0.14
Operating cash flow	8,533	5,680	1,828	18,002	34,043
Operating cash flow per share (basic and diluted)	0.06	0.04	0.01	0.12	0.23

2004	Q1	Q2	Q3	Q4	Total
Revenue	$27,632	$31,510	$28,076	$34,654	$121,872
Net earnings	7,182	622	908	2,897	11,609
Basic and diluted earnings per share	0.05	0.00	0.01	0.02	0.08
Operating cash flow	5,773	(6,263)	18,886	(4,713)	13,683
Operating cash flow per share (basic and diluted)	0.04	(0.04)	0.13	(0.03)	0.09

2003	Q1	Q2	Q3	Q4	Total
Revenue	$23,842	$24,179	$23,763	$29,327	$101,111
Net earnings	4,426	2,440	6,174	6,977	20,017
Basic and diluted earnings per share	0.03	0.02	0.04	0.05	0.14
Operating cash flow	12,292	7,850	6,485	4,011	30,638
Operating cash flow per share (basic and diluted)	0.09	0.05	0.04	0.03	0.21

IAM GOLD ATTRIBUTABLE PRODUCTION AND COSTS

The table below presents the production attributable to IAMGOLD’s ownership in its four operating gold mines in West Africa along with the weighted average cost of production.

IAMGOLD Basis
			2005			2004	2003
Production (000 oz)	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total	Total	Total
Sadiola - 38%	38	43	44	43	168	173	172
Yatela - 40%	23	23	21	31	98	97	87
Tarkwa - 18.9%	35	37	33	32	137	105	105
Damang - 18.9%	10	11	11	11	43	56	57
Total production	106	114	109	117	447	432	421

Gold Institute cash cost*
Sadiola - 38%	288	261	244	289	270	246	213
Yatela - 40%	268	306	300	221	269	263	244
Tarkwa - 18.9%	238	254	290	295	268	250	224
Damang - 18.9%	345	343	371	330	347	221	230
Weighted average	273	275	281	276	276	248	225

•	Cash costs per ounce are non-GAAP measures. Please refer to the Supplemental Information attached to the Management’s Discussion and Analysis for a reconciliation to GAAP.

The Company’s attributable share of gold production in 2006 from the above four operating mines is expected to be 480,000 ounces of gold at a total direct cash cost of $280 per ounce and a total cash cost, as defined by the Gold Institute, of $295 per ounce.

RESULTS OF OPERATIONS

MINING INTERESTS
	2005					2004	2003
(US$ 000's)	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total	Total	Total
Gold sales	$27,230	$27,265	$27,904	$36,994	$119,393	$112,663	$96,607
Mining expense	18,536	19,015	16,593	25,144	79,288	69,333	56,620
Depreciation and depletion	4,727	4,894	4,790	6,194	20,605	20,592	18,385
Earnings from mining interests	$3,967	$3,356	$6,521	$5,656	$19,500	$22,738	$21,602

The Company owns a 38 percent interest in a Malian registered company, La Société d'Éxploitation des Mines d'Or de Sadiola S.A. (“Sadiola”). Sadiola holds the mining permits for the Sadiola mine in western Mali. AngloGoldAshanti Limited (“AngloGold”) owns 38 percent of Sadiola, the Republic of Mali holds 18 percent and the International Finance Corporation (“IFC”) holds the remaining 6 percent. AngloGold is the mine operator.

The Company owns an indirect 40 percent interest in a Malian registered company, La Société d'Éxploitation des Mines d'Or de Yatela S.A. (“Yatela”). Yatela holds the mining and exploration permits for the Yatela mine in western Mali, 25 kilometres north of the Sadiola mine. AngloGold also owns an indirect 40 percent interest in Yatela and the Republic of Mali holds the remaining 20 percent. AngloGold is the mine operator.

The Company records its proportionate share of assets, liabilities and results from operations from its joint venture interests in the Sadiola and Yatela mines.

The Company's 2005 consolidated gold revenue was 6% higher than 2004 and 24% higher than 2003. The increase in 2005 was due to gold revenues per ounce being 7% higher than 2004 and 20% higher than 2003 and attributable production from Sadiola and Yatela being 2% lower than 2004 and 3% higher than 2003. During 2005, all sales at Sadiola and Yatela were made at spot prices. During 2004 and 2003, the Company recorded an increase to gold revenue of $1.8 million in each year to reflect the amortization of the deferred hedge revenue from previously crystallized financial instruments at Sadiola and also recorded a reduction to gold revenue of $0.5 million and $0.3 million, respectively, to reflect its share of the change in the mark-to-market loss on Sadiola call options.

The Company’s share of Sadiola and Yatela operating expenses was 14% higher in 2005 than 2004 and 40% higher than in 2003. Total consolidated cash costs at Sadiola and Yatela in 2005 of $269 per ounce increased from $252 per ounce in 2004 and $224 per ounce in 2003. Costs increased as a result of overall general increases in cost components.

In 2005, the Company expensed $0.4 million (2004 - $0.1 million; 2003 - $0.7 million) for exploration at the mine level in accordance with Canadian accounting policies. All other exploration expenditures at Sadiola and Yatela were capitalized.

Sadiola Mine (IAMGOLD interest - 38%)

A summary of significant operating statistics at Sadiola is provided in the table below:

Summarized Results
100% Basis
	2005					2004	2003
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total	Total	Total
Waste mined (000t)	3,000	4,560	2,500	2,890	12,950	8,910	11,440
Marginal ore mined (000t)	180	180	140	310	810	1,000	1,480
Ore mined (000t)	1,420	970	1,080	2,100	5,570	5,630	5,730
Total material mined (000t)	4,600	5,710	3,720	5,300	19,330	15,540	18,650
Strip Ratio*	2.2	4.9	2.4	1.5	2.5	1.8	2.3

Ore milled (000t)	1,180	1,170	1,360	1,320	5,030	5,150	5,070
Head grade (g/t)	3.3	3.7	2.9	3.0	3.2	3.8	3.0
Recovery (%)	80	82	92	88	86	76	88

Gold production - 100% (000 oz)	101	113	116	112	442	458	452
Gold sales - 100% (000 oz)	102	110	117	116	445	458	453

Gold revenue (US$/oz)**	429	427	439	485	446	420	376
Direct cash costs (US$/oz)***	295	282	244	298	279	234	210
Production taxes (US$/oz)***	26	25	26	30	27	24	22
Total cash costs (US$/oz)***	321	307	270	328	306	258	232
Stockpile adjustments (US$/oz)***	(33)	(46)	(26)	(39)	(36)	(12)	(19)
GI cash cost (US$/oz)***	288	261	244	289	270	246	213
*	Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.

**	Gold revenue is calculated as gold sales divided by ounces of gold sold.

***	Cash costs per ounce are non-GAAP measures. Please refer to the Supplemental Information attached to the Management’s Discussion and Analysis for a reconciliation to GAAP.

The Company’s average gold revenue at Sadiola of $446 per ounce in 2005 was higher than the $420 per ounce achieved in 2004 and the $376 per ounce achieved in 2003. The mine had no exposure to any financial instruments during 2005. The premium above the average spot price of $410 per ounce in 2004 and $363 per ounce in 2003 resulted from the amortization of deferred hedge revenue from previously crystallized financial instruments, which were fully amortized as at December 31, 2004.

Material mined in 2005 was 24% higher than 2004 and 4% higher than 2003 due primarily to increased equipment availability. The increase in mining has led to an additional 1.0 million tonnes of ore being added to the stockpile, which at year end stood at 6.1 million tonnes or 1.2 years of mill feed.

Gold production at Sadiola was essentially the same in 2005 in comparison to 2004 and 2003. The head grade to the mill in 2005 was 16% lower than the grade fed in 2004 as higher grade sulphides constituted a lower proportion of the mill feed in 2005 (26%) than in 2004 (45%). This reduction in grade is offset by a 13% increase in recovery over 2004. The higher proportion of oxide ore to the mill feed contributed to the increase in recovery as oxide ore (91%) achieves a higher recovery than sulphide ore (79%). In addition, recovery of gold from the sulphide ore in 2004 was at lower than expected levels and averaged only 69% for the 2004 year. A plant scale gravity concentration circuit will be tested during 2006 with the objective of an overall improvement in recovery.

A pre-feasibility study on mining of the hard sulphide ore below the main pit was completed and showed marginal economics assuming the current mill configuration and current mining and energy costs. Further metallurgical test work will be conducted during 2006 on improving recoveries. A feasibility study and infill drilling will continue once that has been successfully achieved.

Direct unit cash costs increased in 2005 by 19% over 2004 and 33% over 2003. Increases in the cost of fuel, parts and supplies, reagents and mining contractor rates all contributed to the increase in costs. In the fourth quarter of 2005, Sadiola expensed $5.2 million relating to an agreement reached with the Malian government whereby the government would retain a pre-payment to settle income tax claims relating to the years 2000 through 2002. In addition, Sadiola also recorded a $2.2 million provision for income tax claims relating to the years 2003 and 2004. In 2004, an ore stockpile was written down from $10.3 million to $4.7 million due to contamination with hard, sub-marginal material.

Additions to fixed assets at Sadiola in 2005 were $17.1 million (2004 - $7.1 million; 2003 - $4.3 million). $8.5 million (2004 - $1.0 million; 2003 - nil) of the total expenditures was spent on the 115 house extension of the mine village, $3.9 million (2004 - $0.1 million; 2003 - nil) was spent on the purchase of mining equipment and the remainder was expended on a variety of smaller capital projects. Exploration expenditures in 2005 were $3.6 million (2004 - $9.2 million; 2003 - $7.9 million), of which $2.6 million (2004 - $8.9 million; 2003 $7.5 million) was capitalized. Of the total expenditures, $0.4 million (2004 - $5.1 million; 2003 - $3.3 million) was spent on the deep sulphide project, $1.8 million (2004 - $1.1; 2003 - $1.8 million) was spent on FE3 and FE4 drilling and $0.4 million (2004 - $2.7 million; 2003 - $2.2 million) was spent on other oxide programs.

During 2005, $31.0 million (2004 - $45.0 million; 2003 - $41.0 million) of profit distributions were paid to shareholders. The Company’s share of these distributions was $11.8 million (2004 - $17.1 million; 2003 - $15.6 million). Cash balances at Sadiola as at December 31, 2005 were $12.2 million (2004 - $12.7 million; 2003 - $30.5 million). Subsequent to year-end, $10.0 million (IAMGOLD share $3.8 million) of profit distributions was paid by Sadiola to shareholders.

For 2006, Sadiola is expected to produce 480,000 ounces of gold at a total direct cash cost of $290 per ounce and a total cash cost, as defined by the Gold Institute, of $305 per ounce.

Yatela Mine (IAMGOLD interest - 40%)

A summary of significant operating statistics at Yatela is provided in the table below:

Summarized Results
100% Basis
			2005			2004	2003
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total	Total	Total
Waste mined (000t)	3,300	3,520	2,310	2,420	11,550	15,700	18,730
Marginal ore mined (000t)	280	330	210	210	1,030	1,750	1,120
Ore mined (000t)	620	400	260	540	1,820	3,670	2,270
Total material mined (000t)	4,200	4,250	2,780	3,170	14,400	21,120	22,120
Strip Ratio*	5.8	9.6	9.7	4.9	6.9	4.7	8.7

Ore crushed (000t)	810	800	720	820	3,150	2,870	2,590
Head grade (g/t)	2.6	2.5	2.8	4.0	3.0	3.4	2.8
Gold stacked (oz)	68	64	65	105	302	314	236

Gold production - 100% (000 oz)	58	57	54	78	247	242	218
Gold sales - 100% (000 oz)	62	55	48	80	245	241	222

Gold revenue (US$/oz)**	428	428	438	487	449	410	361
Direct cash costs (US$/oz)***	248	283	328	226	266	281	249
Production taxes (US$/oz)***	29	26	24	31	28	25	23
Total cash costs (US$/oz)***	277	309	352	257	294	306	272
Cash cost adjustments (US$/oz)***	(9)	(3)	(52)	(36)	(25)	(43)	(28)
GI cash cost (US$/oz)***	268	306	300	221	269	263	244

*	Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.
**	Gold revenue is calculated as gold sales divided by ounces of gold sold.
***	Cash costs per ounce are non-GAAP measures. Please refer to the Supplemental Information attached to the Management’s Discussion and Analysis for a reconciliation to GAAP.

Gold revenue at Yatela averaged $449 per ounce in 2005 compared to $410 per ounce in 2004 and $361 per ounce in 2003. The mine had no exposure to any financial instruments over the reporting periods.

Production in 2005 totalled 247,000 ounces, 2% higher than in 2004 and 13% higher than in 2003, when a severe rainy season disrupted operations.

Material mined in 2005 was 32% lower than 2004 and 35% lower than 2003 due primarily to the substantial completion in 2004 of the mining of the Alamoutala satellite deposit. Rehabilitation activities at the Alamoutala site commenced during 2005. A pit cutback that will extend the operating life of Yatela by up to ten months is being considered given the current gold price.

Ore crushed in 2005 was 10% higher than in 2004 and 22% higher than in 2003 as plant availabilities have improved. The head grade in 2005 was 12% lower than 2004 and 7% higher than 2003. However, access to higher grade areas in the lower reaches of the pit was achieved in the fourth quarter of 2005 and will continue for the first half of 2006.

Direct unit cash costs decreased by 5% in 2005 from 2004 and increased 7% over 2003. The reduction from 2004 was due to high cement usage in 2004 as all crushed ore was stacked on first lifts of the leach pad, which require the addition of more than twice the amount of cement than second lifts. In addition, haulage costs were lower in 2005 as all ore was sourced from the main pit. Offsetting these cost reductions were general cost increases for fuel, mining contractor rates and supplies at Yatela.

Capital expenditures at Yatela totaled $6.1 million (2004 - $7.2 million; 2003 - $13.6 million). The largest expenditure was $5.1 million (2004 - $4.5 million; 2003 - $3.4 million) for the expansion of leach pads. Exploration expenditures were $0.2 million (2004 - $1.1 million; 2003 - $1.1 million) and nil (2004 - $0.1 million; 2003 - $5.7 million) was spent on the development of Alamoutala. The remaining $0.8 million (2004 - $1.5 million; 2003 - $1.2 million) was spent on various small capital projects.

During 2005, principal repayments on loans provided to construct the project totaled $28.4 million (2004 - $2.4 million; 2003 - $11.3 million). The Company portion of these repayments were $9.9 million (2004 - $nil; 2003 - $3.5 million). The remaining repayments were to third party debt providers and the Company’s joint venture partners. Total project loans that remain outstanding at year-end 2005 total $52.4 million (2004 - $77.1 million; 2003 - $76.9 million) and are expected to be fully repaid during 2006.

Cash balances at Yatela as at December 31, 2005 were $12.5 million (2004 - $15.7 million; 2003 - $4.5 million).

For 2006, Yatela is expected to produce 290,000 ounces of gold at a total direct cash cost of $225 per ounce and a total cash cost, as defined by the Gold Institute, of $250 per ounce.

WORKING INTERESTS
			2005			2004	2003
(US$ 000's)	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total	Total	Total
Tarkwa	$5,278	$3,372	$2,259	$2,827	$13,736	$7,741	$6,739
Damang	444	163	292	832	1,731	5,408	2,911
Earnings from working interests	$5,722	$3,535	$2,551	$3,659	$15,467	$13,149	$9,650

The Company owns an 18.9 percent interest in each of two Ghanaian registered companies, Gold Fields Ghana Limited (“GFGL”) and Abosso Goldfields Limited (“Abosso”). GFGL holds the mining and exploration permits for the Tarkwa mine in Ghana while Abosso holds the permits for the Damang mine, also in Ghana. Gold Fields Limited (“Gold Fields”) owns a 71.1 percent interest in each of GFGL and Abosso and the Government of Ghana holds the remaining 10 percent interests in each mine. Gold Fields is the operator at both mines. In addition, the Company owns a 20.79 percent interest in the GFGL shareholder loans.

The Company records its investments in its working interests on its consolidated balance sheet by including its share of the profits from the Tarkwa and Damang mines, which are also recorded on its consolidated statement of earnings, net of any profit distributions received.

Earnings improved in 2005 by 78% over 2004 and 104% over 2003 for Tarkwa. The improvement was primarily attributable to the additional production from the mill, which began operating in November 2004. Earnings at Damang declined by 69% from 2004 and 42% from 2003. The decline in Damang is a result of the depletion of the main pit, resulting in lower grades and higher costs of ore sourced from satellite pits. Higher realized prices for gold and reduced tax rates in Ghana have had a positive impact on both mines. The Company’s share of the amortization and depreciation expense recorded in the determination of the above earnings was $9.1 million (2004 - $7.2 million; 2003 - $5.7 million).

Subsequent to year-end, the Government of Ghana again reduced its income tax rate from 28% to 25% and its national reconstruction levy from 1.5% to 0.75%. These tax reductions will result in a reduction to future tax liabilities at Tarkwa and Damang, resulting in an increase to earnings from working interests on the order of $1.7 million in 2006.

Tarkwa Mine (IAMGOLD interest - 18.9%)

A summary of significant operating statistics at Tarkwa is provided in the table below:

Summarized Results
100% Basis
			2005			2004	2003
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total	Total	Total
Waste mined (000t)	15,780	16,460	18,550	17,030	67,820	55,590	31,640
Marginal ore mined (000t)	430	160	120	240	950	930	240
Ore mined (000t)	4,920	5,250	5,400	5,140	20,710	17,740	16,600
Total material mined (000t)	21,130	21,870	24,070	22,410	89,480	74,260	48,480
Strip Ratio*	3.3	3.2	3.5	3.4	3.3	3.2	1.9

Heap Leach:
Ore crushed (000t)	4,060	4,220	4,140	4,030	16,450	16,160	15,570
Head grade (g/t)	1.2	1.3	1.2	1.2	1.2	1.3	1.4
Gold stacked (000 oz)	150	175	158	157	640	705	698
Recovery (%)	80	77	77	77	78	78	74
Gold production (000 oz)	126	136	120	111	493	525	555

CIL:
Ore milled (000t)	1,160	1,180	1,140	1,130	4,610	850	-
Head grade (g/t)	1.8	1.7	1.5	1.6	1.7	1.7	-
Recovery (%)	97	98	97	98	98	96	-
Gold production (000 oz)	59	63	54	56	232	28	-

Total gold production & sales - 100% (000 oz)	185	199	174	167	725	553	555

Gold revenue (US$/oz)**	428	429	437	482	443	411	358
Direct cash costs (US$/oz)***	223	237	280	297	258	249	201
Production taxes (US$/oz)***	13	13	13	14	13	12	11
Total cash costs (US$/oz)***	236	250	293	311	271	261	212
Gold-in-process adjustments (US$/oz)***	2	4	(3)	(16)	(3)	(11)	12
GI cash cost (US$/oz)***	238	254	290	295	268	250	224

*	Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.
**	Gold revenue is calculated as gold sales, adjusted for hedge accounting, divided by ounces of gold sold.
***	Cash costs per ounce are non-GAAP measures. Please refer to the Supplemental Information attached to the Management’s Discussion and Analysis for a reconciliation to GAAP.

The Company’s average gold revenue at Tarkwa of $443 per ounce in 2005 was higher than the $411 per ounce achieved in 2004 and the $358 per ounce achieved in 2003. The mine had no exposure to any financial instruments (including gold price hedges) during the year, and has no financial instruments in place for the future.

Material mined in 2005 was 20% higher than 2004 and 85% higher than 2003. The higher levels of material moved were required to source additional ore as feed for the new mill and to increase the overall stripping ratio to a level more in line with the life-of-mine requirement.

Additional gold production at Tarkwa increased 31% over 2004 and 2003 due to the commencement of mill operations in late 2004. Production from the heap leach operation declined 6% and 13% from 2004 and 2003 respectively as higher grade ore is now being processed through the mill, which achieved a recovery rate of 98% during the year. This high recovery is an indication of the simplicity in milling the gold from the conglomerate. Studies considering an increase to the capacity of the mill are currently under way.

Direct cash costs increased 4% from 2004 and 28% from 2003 due to higher mining costs resulting from continued record levels of waste being mined and higher costs for fuel and mining supplies. These increases have been mitigated by the lower mining cost resulting from the conversion to owner mining from contractor mining in 2004.

Total capital expenditures at Tarkwa in 2005 were $43.7 million (2004 - $160.4 million; 2003 - $57.2 million), $2.6 million (2004 - $72.1 million; 2003 - $28.9 million) of which was spent on the construction of the new mill, $0.6 million (2004 - $67.2 million; 2003 - $3.7 million) was spent on the new mining fleet, $21.2 million (2004 - $2.2 million; 2003 - $9.3 million) was spent on leach pad expansions, $4.1 million on the purchase of replacement or additional mining fleet and $15.8 million (2004 - $18.9 million; 2003 - $15.4 million) was spent on various smaller capital projects.

During 2005, $75.0 million (2004 - $20 million; 2003 - $20 million) of profit distributions were paid to the mine shareholders. The Company’s share of these distributions was $15.2 million (2004 - $4.0 million; 2003 - $4.0 million), $10.0 million (2004 - $4.0 million; 2003 - $4.0 million) of which is classified as a dividend and the remaining $5.2 million is classified as a loan repayment, which is considered an investing activity. In 2004, the Company remitted $28.2 million to the mine as its share of a cash call for the construction of the mill and the purchase of the new mining fleet. Cash balances at Tarkwa as at December 31, 2005 were $45.7 million (2004 - $61.1 million; 2003 - $30.1 million). Subsequent to year-end, Tarkwa paid an additional $45.0 million of profit distributions (IAMGOLD share $9.2 million).

For 2006, Tarkwa is expected to produce 750,000 ounces of gold at a total direct cash cost of $285 per ounce and a total cash cost, as defined by the Gold Institute, of $305 per ounce.

Damang Mine (IAMGOLD interest - 18.9%)

A summary of significant operating statistics at Damang is provided in the table below:

Summarized Results
100% Basis
			2005			2004	2003
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total	Total	Total
Waste mined (000t)	2,650	2,950	2,990	3,250	11,840	7,450	12,250
Marginal ore mined (000t)	10	--	--	--	10	--	--
Ore mined (000t)	460	860	740	640	2,700	4,820	5,250
Total material mined (000t)	3,120	3,810	3,730	3,890	14,550	12,270	17,500
Strip Ratio*	5.8	3.4	4.0	5.1	4.4	1.5	2.3
Waste mined (000t) - Pit cut back	--	--	1,550	1,990	3,540	--	--

Ore milled (000t)	1,260	1,260	1,330	1,320	5,170	5,390	5,080
Head grade (g/t)	1.4	1.5	1.5	1.5	1.5	1.9	2.1
Recovery (%)	91	92	93	93	92	90	91

Gold production & sales - 100% (000 oz)	54	58	57	60	229	296	303

Gold revenue (US$/oz)**	429	428	438	481	445	407	362
Direct cash costs (US$/oz)***	302	330	322	305	315	210	215
Production taxes (US$/oz)***	13	13	13	14	13	12	11
Total cash costs (US$/oz)***	315	343	335	319	328	222	226
Gold-in-process adjustments (US$/oz)***	31	--	36	11	19	(1)	4
GI cash cost (US$/oz)***	345	343	371	330	347	221	230

*	Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.
**	Gold revenue is calculated as gold sales divided by ounces of gold sold.
***	Cash costs per ounce are non-GAAP measures. Please refer to the Supplemental Information attached to the Management’s Discussion and Analysis for a reconciliation to GAAP.

The average gold revenue in 2005 at Damang was $445 per ounce versus the $407 per ounce in 2004 and the $362 per ounce in 2003. The mine had no exposure to any financial instruments (including gold price hedges) and has no financial instruments in place for the future.

Gold production for 2005 declined 23% from 2004 and 24% from 2003. The decline is a result of lower head grades as most of the mill feed was sourced from satellite pits and stockpiled ore.

Direct cash costs have risen significantly in 2005 to approximately 50% over 2004 and 2003, which is a result of higher stripping ratios, lower grades, increased haulage costs from the satellite pits and increased fuel and mining supplies costs.

During the year, the decision was made to deepen the main Damang pit, extending the mine life to 2011, and stripping of the pit began in July 2005. The pit cut back is expected to take two years and will access an additional 700,000 ounces of gold. Production is expected to remain low at approximately 200,000 ounces per year in the pre-strip years but increasing to almost 300,000 ounces per year on completion. The expected cost of the pit cut back is $44 million, which will be capitalized until production recommences from the main pit in mid-2007.

Total capital expenditures at Damang in 2005 were $15.0 million (2004 - $6.4 million; 2003 - $2.8 million). $7.2 million of the 2005 amount was spent on the pit cut back the remaining $7.8 million and the 2004 and 2003 amounts were for a variety of small capital projects. Exploration expenditures were $1.9 million (2004 - $2.0 million; 2003 - $3.0 million) for the year.

Damang paid no dividends to its shareholders in 2005 and 2003 and paid $25 million in 2004. The Company’s share of the 2004 dividend was $4.7 million. During 2005, cash balances were retained in order to finance the pit cut back project. During 2003, final shareholder loan repayments of $34.3 million were paid, with the Company’s share being $6.6 million. Cash balances at Damang as at December 31, 2005 were $41.0 million (2004 - $34.3 million; 2003 - $14.3 million). Subsequent to year-end, Damang paid dividends of $10.0 million to its shareholders (IAMGOLD share $1.9 million).

For 2006, Damang is expected to produce 205,000 ounces of gold at a total direct cash cost of $360 per ounce and a total cash cost, as defined by the Gold Institute, of $365 per ounce.

ROYALTY INTERESTS
			2005			2004	2003
(US$ 000's)	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total	Total	Total
Gold royalties
Revenue	$706	$817	$742	$834	$3,099	$2,842	$2,370
Amortization	344	544	488	505	1,881	1,857	1,586
Diamond royalties
Revenue	1,557	1,457	2,670	1,598	7,282	6,367	2,134
Amortization	818	782	1,411	845	3,856	3,365	1,129
Earnings from royalty interests	$1,101	$948	$1,513	$1,082	$4,644	$3,987	$1,789

Royalty revenues from gold operations were recorded from the following royalty interests: the Williams mine in northern Ontario; the Joe Mann mine in Quebec; the Limon mine in Nicaragua; the Vueltas del Rio mine in Honduras, which ceased operations during 2004; the Magistral mine in Mexico, which began operations during 2003 and suspended operations during 2005; and the Don Mario mine in Bolivia, which began operations in 2003.

On November 28, 2005, the Company announced that an agreement had been reached to sell all of the Company’s gold producing and non-producing royalties, excluding the Magistral and Addwest royalties for $21.9 million. Closing of this transaction is expected to occur by mid-April, although there is no assurance that the transaction will ultimately close.

Royalty income in 2005 from the Diavik project, which recorded its initial sales during 2003, continued to increase from 2004 and 2003. The recorded amount for royalty income is based upon sales during the year.

EXPLORATION PROPERTIES

During 2005, the Company spent $10.0 million (2004 - $7.8 million; 2003 - $5.5 million) to advance various exploration properties in South America, West Africa and Canada, of which $1.0 million of expenditures in Ecuador was capitalized. All remaining exploration expenditures, outside of operating mines, were expensed.

Ecuador

Total exploration spending in 2005 was $5.2 million (2004 - $2.7 million; 2003 - $2.1 million).

At IAMGOLD’s 100% owned Quimsacocha property, 27,000m of diamond drilling were completed in the D1 and Loma Larga zones. Gold, silver and copper mineralization has been intersected in thick, sub-horizontal layers and in narrow, sub-vertical zones. This mineralization has been shown to exist beneath an area of at least 1,500m by 500m.

During 2005, initial metallurgical testing was completed which demonstrated the high levels of metallurgical recoveries can be achieved utilizing pressure oxidation or autoclaves to process the ore. In October, an independent resource assessment for Quimsacocha was completed by Roscoe Postle and Associates which outlined a resource containing 2.8 million ounces in the indicated category. Additional drilling during the remainder of 2005 has extended the dimensions of the deposit. Initial review of the hydro geological and socio environmental aspects for Quimsacocha’s potential development have also been completed by independent specialists. Metallurgical testing will continue and drilling in the first half of 2006 is expected to total 23,000 meters in over 80 drill holes. As a result of the independent resource estimate, the Company began to capitalize all direct exploration expenditures at Quimsacocha.

The exploration budget for the first half of 2006 is $4.5 million.

Argentina

Total exploration spending in 2005 was $1.3 million (2004 - $1.7 million; 2003 - $1.2 million).

A combination of poor results from three drill programs on targets in Rio Negro province in 2005 and the passing of a law banning the use of cyanide in gold mining operations in the province has led to a change in exploration strategy in Argentina. The drill program planned for the Jacobacci area of Rio Negro province in the latter part of 2005 was cancelled and no further work will be carried out in Rio Negro until the cyanide law is rescinded. A document has been presented to the Rio Negro mining authority requesting the suspension of all land payments and work obligations in the province until the law is removed.

In the last quarter of 2005, efforts were concentrated on identifying advanced projects held by third parties or on new, high-potential exploration areas. A shift in focus will be made away from Rio Negro and Santa Cruz provinces to the Central Belt of San Juan and Cajamarca provinces.

IAMGOLD plans to spend $0.5 million in exploration in Argentina in the first half of 2006.

Brazil

Total exploration expenditures in 2005 amounted to $1.0 million (2004 - $1.2 million; 2003 - $0.8 million).

At the Tocantins project, INCO signed an agreement with IAMGOLD and AngloAshanti which allows it to earn up to a 71% interest in selected properties at Tocantins (excluding gold interests) by spending US$4.5M over five years.

Field work focused on two of five land packages identified in the region. Drill results to date on one of two land packages have been encouraging and follow-up exploration is planned. The Company has also signed an agreement to earn a 100% interest in the exploration concession adjacent to the non-operating Canaqua copper gold mine. Exploration effort in 2006 will be focused on a complete data review to improve the understanding of the mine site and regional geology.

IAMGOLD plans to spend $1.0 million in exploration in Brazil in the first half of 2006.

Senegal

Total exploration spending in 2005 was $1.9 million (2004 - $1.3 million; 2003 - $1.1 million).

The Company completed a 3,000m diamond drill and a 10,000m RAD drilling program in 2005 on the Bambadji project. The objective was to test deeper targets identified within the Bambadji structural trend. Mineralization was not considered to be continuous. For 2006, the focus for the first half of the year will be related to increasing the Company’s knowledge of the geologic controls associated with the broad zones of mineralization established to date. This will include detailed geologic and geophysical surveys. In order to reduce land holding costs, a number of concessions were dropped in 2005.

The exploration budget for Senegal in the first half of 2006 is $1.0 million.

Project Generation

Approximately $0.6 million has been spent in 2005 to identify new regions of Africa and South America for exploration potential. A similar level of expenditures will occur in 2006.

ADMINISTRATION AND OTHER COSTS

Corporate administration expenses in 2005 were $9.6 million (2004 - $8.1 million; 2003 - $7.6 million). A large component of the increase over 2004 and 2003 is attributable to the appreciation of the Canadian dollar as the majority of administration expense is incurred in Canadian dollars. Expenses in 2005 and 2004 also include $1.1 million and $1.6 million respectively of non-cash charges relating to accounting rules adopted effective January 1, 2004 that require expensing of share options granted to employees. The 2003 expense includes $1.0 million of restructuring charges related to the acquisition of Repadre in January 2003.

Corporate transaction costs of $0.7 million were incurred relating to the acquisition of GGL and have been capitalized in other assets. In addition, $0.2 million in 2005 and $11.2 million in 2004 were incurred and expensed relating to the unsuccessful business combinations with Wheaton River Minerals and Gold Fields International and the defense of the unsolicited take-over bid by Golden Star Resources.

Foreign exchange losses were $0.2 million in 2005 (2004 - $2.6 million; 2003 - $0.6 million). The Cdn$/US$ exchange rate has strengthened from a year end closing rate of 1.29 for 2003 to 1.20 for 2004 to 1.16 for 2005. Foreign exchange losses are primarily attributable to non-cash losses on the translation of the Company’s Canadian-based future tax liability into U.S. dollars. In 2005 and 2003, the Company held larger Canadian dollar cash balances and the appreciation of these balances helped to offset the future tax liability translation losses.

Corporate investment income in 2005 was $1.1 million (2004 - $2.0 million; 2003 - $2.4 million) and is primarily made up of interest on cash balances and on the Government of Mali receivable related to the free and carried interest for the funding of Yatela. 2004 investment income also includes a gain of $1.1 million on the sale of a loan receivable from Combined Metals Reduction Company.

INCOME TAXES

An overall income tax expense of $1.7 million was recorded for 2005 (2004 - $0.2 million recovery; 2003 - $1.8 million expense). Current income tax, in the amount of $5.9 million for 2005 (2004 - $3.7 million; 2003 - $4.6 million), is primarily composed of $5.1 million (2004 - $3.1 million; 2003 - $4.3 million) of income taxes relating to profits on the Sadiola operations and paid to the government of Mali. Yatela’s five-year tax free period ends July 3, 2006 and current income tax will start to be recorded at that time for that operation. The future tax recovery of $4.2 million for 2005 (2004 - $3.9 million; 2003 - $2.9 million expense) is made up of $2.6 million relating to Canadian corporate administration being in excess of Canadian taxable revenues and $1.7 million relating to future tax calculations at Sadiola. In 2003, a future tax recovery of $3.2 million was recorded relating to reduced estimates of Sadiola profits attributable to Canada.

LIQUIDITY AND CAPITAL RESOURCES

The Company maintains a strong balance sheet and has sufficient liquidity and capital resources to fund its known commitments.

WORKING CAPITAL

The Company’s consolidated working capital position at December 31 is set out below (in $ millions):

	2005	2004
Current Working Capital	114.5	104.1
Current Ratio	5.0	5.8

Cash and Short Term Deposits

Consolidated cash and short term deposit balances totaled $61.4 million at year-end 2005 compared to $37.4 million at year-end 2004, and can be segmented as follows (in $ millions):

	2005	2004
Joint venture cash	$8.0	$11.1
Corporate cash and short term deposits	53.4	26.3
Total	$61.4	$37.4

Joint venture cash represents the Company's proportionate share of cash at the Sadiola and Yatela mines and forms part of the working capital at those operations.

Corporate cash and short term deposits in 2005 increased by $27.1 million (2004 decreased by $26.9 million; 2003 increased by $47.4 million). Cash flows that determined this increase (decrease) can be shown as below (in $ millions):

	2005	2004	2003
Inflows
Tarkwa cash receipts	$15.2	$4.0	$4.0
Sadiola cash receipts	11.8	17.1	15.6
Yatela cash receipts, net of repayments to AngloGold	9.9	-	3.5
Royalties received, net of withholding taxes and gold bullion	9.1	8.2	4.3
Share issuances, net of share issue costs	6.4	1.1	8.3
Interest income	1.1	0.9	0.9
Foreign exchange gain on cash balances	0.4	-	2.4
Damang cash receipts	-	4.7	6.6
Proceeds from sale of marketable securities and loans receivable	-	1.8	3.0
Net cash acquired from Repadre	-	-	34.2
Other	0.8	-	-
	$54.7	$37.9	$82.8

	2005	2004	2003
Outflows
Exploration and exploration administration	$10.0	$7.8	$5.5
Corporate administration	8.8	6.8	7.3
Dividends paid	7.3	6.7	2.5
Corporate transaction costs	0.9	11.2	-
Kinbauri settlement	0.4	3.4	-
Tarkwa cash calls	-	8.2	2.7
Foreign exchange loss on cash balances	-	0.2	-
Gold bullion purchase	-	-	16.2
Other	0.2	0.5	1.2
	$27.6	$64.8	$35.4
Net inflow (outflow)	$27.1	$(26.9)	$47.4

Gold Bullion

At the end of 2005, the Company held 148,420 ounces (2004 - 146,648 ounces) of gold bullion with an average cost of $329 per ounce (2004 - $328 per ounce) resulting in a total cost base of $48.8 million (2004 - $48.1 million) and a total market value of $76.1 million at $513 per ounce (2004 - $63.9 million at $436 per ounce).

Other Working Capital Items

Current accounts receivable decreased by $7.1 million in 2005 (2004 - $5.9 million increase). For 2005, the majority of the decrease relates to the expensing of the Company’s $2.0 million share of the tax pre-payment to the Government of Mali. Short-term inventories increased in 2005 by $1.2 million as a result of reclassifying Yatela’s oxide ore stockpiles from long-term to short-term. Current accounts payable increased by $5.4 million during 2005 (2004 - $6.0 million decrease) and include a provision of $1.1 million for settlement of current tax and duty disputes with the government of Mali. Dividends payable increased $1.6 million (2004 - $0.6 million) as a result of an increase in the dividend declared from Cdn. $0.06 per share in 2004 and 2003 to Cdn. $0.07 per share.

FINANCIAL INSTRUMENTS

The Company’s functional currency is United States dollars. The Company does not currently use any derivative products to manage or mitigate any foreign exchange exposure. There are no financial instruments in place for the Sadiola, Yatela, Tarkwa or Damang mines and there are no plans to put any financial instruments in place at this time.

CONTRACTUAL OBLIGATIONS

A summary of the Company’s contractual obligations is presented in tabular form below (in $ millions).

	Payments due by period
	Total	Less than 1 yr	1-3 yrs	4-5 yrs	After 5 yrs
Long-term debt	6.9	6.9	-	-	-
Operating lease obligations	0.4	0.3	0.1	-	-
Purchase obligations	5.4	5.4	-	-	-
Rehabilitation	8.0	-	4.5	1.8	1.7
Total contractual obligations	20.7	12.6	4.6	1.8	1.7

Long-Term Debt

The Company’s long-term loans payable, including interest, at December 31, 2005 of $6.9 million (2004 - $10.4 million) relate to loans from AngloGold to the Company for construction of the Yatela mine. These loans are non-recourse to the Company and are only secured against cash flows of the Yatela mine. These loans have no fixed repayment schedule. The timing of the repayments shown in the table above are based on the cash flow generation ability of the Yatela operations. During 2005, the Company made principal repayments to AngloGold of $2.7 million (2004 - nil).

Lease Obligations

The majority of the Company’s lease obligations relate to leases for office space, including the head office and exploration offices. These leases carry standard rights of sublet should the office space not be required.

Purchase Obligations

The Company does not have any material direct purchase obligations. The major indirect obligations relate to board approved capital expenditures at the Sadiola and Yatela mines at the joint venture level. Any purchase contracts associated with these expenditures normally contain standard termination clauses which may reduce overall commitment level.

Asset Retirement Obligations

The amounts indicated in the table above are the Company’s share of the estimated decommissioning and rehabilitation costs that will be incurred at the Sadiola and Yatela mines. The timing of the expenditures is dependant upon the actual life of mine achieved.

RELATED PARTY TRANSACTIONS

During 2005, the Company obtained management and other services from companies controlled by a director and significant shareholder of the Company in the amount of $185,000. During 2004 and 2003, the Company obtained management, office and other services from companies controlled by directors and significant shareholders of the Company in the amount of $189,000 and $417,000 respectively. These amounts are included in corporate administration expense.

DISCLOSURE

As of the end of the fiscal year of IAMGOLD, an evaluation was carried out under the supervision of and with the participation of IAMGOLD’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of disclosure controls and procedures were effective as of December 31, 2005, the end of the period covered by this report, to ensure that material information relating to IAMGOLD and its consolidated subsidiaries would be made known to them by others within those entities.

CRITICAL ACCOUNTING ESTIMATES

The Company’s consolidated financial statements are prepared in conformity with Canadian generally accepted accounting principles (“Canadian GAAP”). The accounting policies for the purposes of Canadian GAAP are described in note 1 to the consolidated financial statements. These policies are consistent with accounting principles generally accepted in the United States in all material respects except as outlined in note 19, to the consolidated financial statements.

Preparation of the consolidated financial statements requires management to make estimates and assumptions. Management considers the following estimates to be the most critical in understanding the uncertainties that could impact its results of operations, financial condition and cash flows.

MINERAL RESERVES AND MINERAL RESOURCES

A mineral reserve is a technical estimate of the amount of metal or mineral that can be economically extracted from a mineral deposit. Mineral reserve and mineral resource estimates are imprecise and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, which may prove to be unreliable. To determine the economics of extraction of the metal, reserve statements also require an estimate of the future price for the commodity in question and an estimate of the future cost of operations. A number of accounting estimates, as described below, are formulated from the reserve estimate.

MINING, WORKING AND ROYALTY INTERESTS

The carrying amounts shown on the balance sheet for mining, working and royalty interests are regularly tested for impairment of value. The critical variables in performing these tests are the reserve estimates, the estimate of future commodity prices and the estimate of the future costs of operation. An interest is considered impaired if its estimated future cash flow generation ability is less than its carrying value. If an impairment is identified, the interest is written down to its fair value. Impairment tests have been performed on mining, working and royalty interests using an estimated long-term price for gold of $375 per ounce. No interests were identified as impaired.

IMPAIRMENT OF GOODWILL

The carrying value for the goodwill on the balance sheet is tested at least annually for impairment. Goodwill arising from the acquisition of Repadre in 2003 has been allocated to the Tarkwa/Damang reporting unit and the gold royalty reporting unit. The fair values of these reporting units are compared to the total carrying amount (including goodwill) of the respective reporting unit. If the fair value exceeds the carrying value, goodwill is not considered to be impaired. If the fair value is less than the carrying value, the fair values of the assets and liabilities within the reporting unit are estimated. The difference between the fair value of the assets and liabilities within the reporting unit and the fair value of the entire reporting unit represents the fair value of the goodwill of the reporting unit and this value is reduced if impaired. Any reduction is charged to earnings in the period in which the impairment is determined. No portion of goodwill was identified as impaired in 2005.

DEPRECIATION, AMORTIZATION AND DEPLETION

Depreciation, amortization and depletion of mining, working and royalty interests (other than equipment) is provided over the economic life of the mine or royalty interest on a units-of-production basis. Equipment at the mining operations is usually depreciated over its estimated useful life on a straight-line basis. The reserve and resource estimates for the operation in question are the prime determinants of the life of the mine and the units-of-production for that mine. In estimating the units-of-production, the nature of the orebody and the method of mining the orebody are taken into account. In general, an open-pit orebody where the mineralization is reasonably well defined is amortized over its proven and probable mineral reserves. An underground mine or open pit mine, where additional proven and probable mineral reserves are likely to be reported over the near to medium term, may be amortized over proven and probable mineral reserves and a portion of the mineralized material beyond proven and probable reserves. Changes in the estimate of mineral reserves will result in changes to the depreciation and amortization charges over the life of the operation.

ASSET RETIREMENT OBLIGATIONS

The operating entities producing gold at Sadiola, Yatela, Tarkwa and Damang are obligated to decommission and rehabilitate those mine sites to an acceptable environmental standard as each operation reaches the point of final closure. Estimates of these costs have been made by personnel at the operations and these estimates are regularly reviewed and updated.

At Sadiola, decommissioning and rehabilitation expenses are estimated to total $9.8 million (2004 - $9.6 million). The Company’s share is 38% or $3.7 million (2004 - $3.6 million). At Yatela, decommissioning and rehabilitation expenses are estimated to total $13.5 million (2004 - $7.4 million). The Company’s share is 40% or $5.4 million (2004 - $3.0 million). At December 31, 2005, the Company has recorded a liability of $7.5 million (2004 - $5.5 million), representing the discounted value of these obligations.

The amounts estimated for Tarkwa and Damang are $26.6 million (2004 - $28.0 million) and $4.4 million (2004 - $8.2 million) respectively. The Company’s share of amounts recorded at Tarkwa and Damang are not shown on the Company’s balance sheet as these interests are equity accounted.

INCOME TAXES

At the close of each accounting period, the Company estimates a liability for future income taxes. These taxes are primarily Canadian-based and arise from the difference between the book and the tax base of its assets and liabilities. As mining is capital intensive with long-lived assets, these future tax provisions can be significant. Future income taxes are provided at expected future rates for such tax. In addition, Canadian GAAP requires the calculated liability for future income tax to be translated to the Company’s reporting currency of US dollars at current rates of exchange for each reporting period. There is no certainty that future income tax rates and exchange rates will be consistent with current estimates. Changes in tax and exchange rates increase the volatility of the Company’s earnings.

CHANGES IN CANADIAN ACCOUNTING POLICIES

On March 2, 2006, the CICA issued EIC-160 - “Stripping Costs Incurred in the Production Phase of a Mining Operation” which requires that stripping costs be expensed unless the stripping activity can be shown to represent a betterment to the mineral property which requires such costs be capitalized. Retroactive treatment may be applied. However, if not applied on a retroactive basis, any existing balance sheet amount relating to stripping costs represents the opening balance for the year of initial year of application. Any capitalized stripping costs or any opening existing balance should be amortized over the reserves that directly benefit from the stripping activity on a units of production basis. The application of this accounting treatment is required for fiscal years beginning on or after July 1, 2006. The Company does not intend to apply this accounting recommendation on a retroactive basis and does not expect the impact on its financial position to be significant.

FORWARD LOOKING STATEMENTS

Certain statements in this document constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1943.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others; economic, business and political conditions, decreases in the market, the price of gold, hazards associated with mining, labour disruptions, changes in government, exchange rates, currency devaluations; inflation and other macro-economic factors. These forward looking statements speak only as of the date of this document.

The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

US Investors Should Note

The U.S. Securities and Exchange Commission (“SEC”) permits mining companies, in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company may use certain terms in its publications such as “resources” that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings.

As at March 27, 2006, there were 175.6 million common shares of the Company issued and outstanding.